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                                                                    EXHIBIT 2.8

                      AMENDED AND RESTATED PROMISSORY NOTE
                                (SHORT-TERM NOTE)


$840,000.00                                                  February 27, 1998
                                                             Cedar Rapids Iowa

         FOR VALUE RECEIVED, the undersigned, MCC ACQUISITION CORP. (the "Company"), promises to pay to the order of BONNER B. HARDEGREE, Trustee for the benefit of WAYNE WRIGHT and BONNER B. HARDEGREE (the "Holder"), the principal sum of Eight Hundred Forty Thousand Dollars ($840,000.00), payable in full on June 30, 1998.

         Prior to maturity, the unpaid principal balance of this Note shall bear interest, payable on the first day of each month beginning December 1, 1997, at the annual rate of eight percent (8.0%). The unpaid balance of principal of this Note shall bear interest after the due date until paid at the rate of sixteen percent (12.0%) per annum.

         This Note is issued in replacement of the original "Short-Term Note" dated October 31, 1997, as defined in and issued pursuant to the Stock Purchase Agreement dated August 22, 1997, as amended by a First Amendment dated October 31, 1997, and as further amended by a Second Amendment dated February 27, 1998 (the "Purchase Agreement"), to which the Company and the Holder are parties. The Holder shall be entitled to the benefits of the Short-Term Note thereunder. This
Note is secured by a Collateral Pledge and Security Agreement of even date herewith executed by the Company and the Holder.

         If Murdock Communications Corporation ("Murdock") completes any primary offering of its equity securities (excluding any exercise of employee stock options and any exercise of outstanding warrants) at any time after the date hereof and prior to June 30, 1998, the Company must apply an amount equal to at least sixty-seven percent (67.0%) of the net proceeds of such offering in excess of $500,000.00 to prepay this Short-Term Note. The Company shall make such prepayments within five (5) business days after the receipt by Murdock of the proceeds from the offering.

         This Note may be prepaid by the Company at any time, in whole or in part, without premium or penalty. The Company shall be liable for all of the Holder's collection expenses, including but not limited to reasonable attorneys' fees and court costs.
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         Until this Note has been paid in full, neither the Company, Priority
International Communications, Inc., ATN Communications, Inc. nor PIC Resources Corp. will loan, contribute, distribute by dividend or advance any money to Murdock Communications Corporation.

         This Note is subject to the provisions of Section 1.3 of the Purchase Agreement regarding an optional exclusive rescission right in the event of a default on this Note.

         The undersigned agrees to waive all notice of default, intent to accelerate, acceleration, presentment and notice of dishonor.

                                                MCC ACQUISITION CORP.

                                                By:  /s/ Guy O. Murdock
                                                     ---------------------------
                                                     Guy O. Murdock, Chairman of
                                                             the Board


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